UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N- SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sino Agro Food, Inc.

Full Name of Registrant

Former Name if Applicable

Room 3520, Block A, China Shine Plaza, No. 9 Lin He Xi Road, Tianhe District

Address of Principal Executive Office (Street and Number)

Guangzhou City, P.R. C. 510610

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information, in particular its financial statements for the year ended December 31, 2020, required to be included in its December 31, 2020 Form 10-K Annual Report (the “Report”). In particular, COVID-19 has caused severe disruptions in transportation and limited access to the Company’s facilities resulting in limited support from its staff and professional advisors. The Company previously filed under the U.S. Securities and Exchan ge Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions From the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) to delay the filing of the Report due to the circumstances related to COVID-19. Pursuant to the Order, the Report was due on May 14, 2021. The Company expects to file the Report within 15 calendar days of the prescribed due date and if it does not, undertakes to file the Report as soon as is reasonably practicable.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lee Yip Kun Solomon	+86	20 22116293
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a loss of US$ 131.07 million in results of operation from the corresponding period for the last fiscal year will be reflected by the earning statements of the annual report 2020 (previously known as 10K 2020 report); the reason of which is due primarily to the loss of $28.19 million in investment of investee and impairment losses of $104.5 million from part of the current and non-current assets.

Full details of which will be included in the financial statements and segmental information of the annual report 2020 (previously known as 10K 2020 report).

SINO AGRO FOOD, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SINO AGRO FOOD, INC.

Date: June 21, 2021

	By:	/s/ Lee Yip Kun Solomon
Lee Yip Kun Solomon
Chairman and Chief Exegtitive